Filed by VerifyMe, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VerifyMe, Inc.

Commission File Number of Related Registration Statement: 333-295079

Subject Company: Open World Ltd.

Date: August 26, 2026

VerifyMe and OpenWorld Announce SEC Declaration of Effectiveness of Registration Statement on Form S-4

Milestone advances ahead of the 2026 annual meeting of VerifyMe stockholders on September 24, 2026

LAKE MARY, Fla., August 26, 2026 – (BUSINESS WIRE) – VerifyMe, Inc. (NASDAQ: VRME) (“VerifyMe”), a provider of authentication and precision logistics technologies, and Open World Ltd. (“OpenWorld”), a blockchain innovation company advancing real-world asset (“RWA”) tokenization platform globally, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by VerifyMe in connection with the previously announced proposed business combination between VerifyMe and OpenWorld.

The SEC’s declaration of effectiveness marks an important milestone in the proposed business combination. VerifyMe stockholders of record as of August 7, 2026 (the “Record Date”), will have the opportunity to approve the proposed business combination at VerifyMe’s 2026 annual meeting of its stockholders (“Annual Meeting”) scheduled for Thursday, September 24, 2026, at 1:00 p.m. Eastern Time, via live webcast at the following internet web address www.virtualshareholdermeeting.com/VRME2026. If the proposed business combination is approved, it is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions. Upon closing, the combined company will operate under the name “OpenWorld, Inc.” and be listed and traded under the ticker symbol “OPNW.”

For VerifyMe stockholders, we urge you to vote your shares as soon as possible so they can be tabulated prior to the Annual Meeting. If you have any questions concerning the merger or the proxy statement/prospectus or if you would like additional copies or need help voting your shares, please contact VerifyMe’s proxy solicitor, Advantage Proxy, Inc. toll free at 1-877-870-8565 or collect at 206-870-8565 or by email to ksmith@advantageproxy.com.

OpenWorld’s Recent Strategic Agreements

OpenWorld has continued to expand its position as a leading blockchain innovation company advancing RWA tokenization through a number of recent strategic agreements, including:

•	The Collaboration, Joint Development and Go-to-Market Agreement for Real World Assets with Abstract Foundation to support the development and marketing of an RWA tokenization platform meeting the security and regulatory requirements of major global markets.

•	The Letter of Agreement with mCloud Technologies Saudi Arabia, a Google Cloud Certified AI Enabled sustainability platform which is fully approved and running in Saudi Arabia with the world's largest energy company designed to create a strategic partnership for developing and operating an RWA tokenization program in the Kingdom of Saudi Arabia.

•	The agreements with Figure Technology Solutions, Inc. to create and enable trading of Tokenized VRME, pursuant to which OpenWorld intends to tokenize the combined company’s equity securities in connection with the proposed listing of the combined company’s common stock on Nasdaq, using Figure’s Onchain Public Equity Network.

•	The non-binding Memorandum of Understanding regarding a collaboration that aims to design, build, and deploy a fully tokenized reward point system for resort properties in the Emirate of Ras Al-Khaimah, UAE.

•	The non-binding Letter of Intent (“JOLT LOI”) with Jolt Charge USA Inc. (“JOLT USA”), a subsidiary of Jolt Charge Holding Pty Ltd (“Jolt HoldCo”, and together with its subsidiaries, “JOLT”) to commence a strategic partnership pursuant to which OpenWorld expects to deploy technology, structuring, and other financial advisory-related services to JOLT in connection with its electric vehicle charging business, including services related to a potential tokenized capital-raising structure to fund the roll-out of new electric vehicle chargers or the progressive upgrade of JOLT’s electric charger fleet over time.

About OpenWorld

OpenWorld is a technology-powered digital assets and blockchain innovation company that co-architects and takes principal positions in enterprise blockchain initiatives alongside sovereign governments, institutional partners, and major enterprises. Since its founding in 2023, OpenWorld has advised on projects representing over $66 billion in aggregate network value and supported more than 20 companies backed by leading global venture firms, including a16z, Multicoin Capital, Dragonfly, and Founders Fund. OpenWorld’s capabilities span real-world asset tokenization, stablecoin infrastructure, capital markets advisory, governance structuring, and public markets strategy, with active engagements across the Gulf, Europe, Australia, and Southeast Asia. To learn more, visit openworld.dev.

About VerifyMe, Inc.

VerifyMe provides specialized logistics for time and temperature-sensitive products, as well as brand protection and enhancement solutions. To learn more, visit https://www.verifyme.com/.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “continue,” “expect,” “plan,” “could,” “may,” “will,” “shall,” “should,” and other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding whether OpenWorld equity securities will be successfully tokenized and the anticipated benefits thereof that will be achieved, and the anticipated impact of recent SEC and CFTC developments, the proposed business combination between OpenWorld and VerifyMe, the anticipated timing, structure and benefits thereof, the anticipated impact of OpenWorld’s recent strategic agreements, and OpenWorld’s anticipated listing on Nasdaq. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close, including the failure to obtain stockholder approval necessary to complete the Merger; (2) the institution or outcome of any legal proceedings that may be instituted against VerifyMe or OpenWorld following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the securityholders of VerifyMe, certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination; (6) the risk that tokenized securities may face increased regulatory scrutiny and may not be broadly accepted by the market; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) the risks and uncertainties identified under VerifyMe’s Annual Report on Form 10-K, as well as other information VerifyMe has or may file with the SEC from time to time.

We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements except as required by applicable law. VerifyMe’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should consider these risks and uncertainties. We do not give any assurance that VerifyMe or OpenWorld will achieve its expectations by the transactions contemplated in the merger agreement or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, VerifyMe filed a Registration Statement to register the shares of VerifyMe Common Stock to be issued in connection with the proposed merger. The Registration Statement includes a proxy statement/prospectus, which was declared effective by the SEC, and will be sent to VerifyMe stockholders seeking their approval of their respective transaction-related proposals. The merger agreement and the agreements and forms of agreements contemplated thereunder should not be read alone but should instead be read in conjunction with the other information regarding the merger agreement, VerifyMe, the Merger Sub, OpenWorld, and their respective affiliates and respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement and the proxy statement/prospectus of VerifyMe as well as in the Forms 10-K, Forms 10-Q and other filings that VerifyMe makes with the SEC. INVESTORS AND STOCKHOLDERS OF VERIFYME ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERIFYME, THE MERGER SUB, OPENWORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe with the SEC by contacting VerifyMe by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available and before making any investment decision with respect to the Merger.

Participants in the Solicitation

VerifyMe and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from VerifyMe stockholders with respect to the proposed transaction under the rules of the SEC. Information about VerifyMe directors and executive officers and their ownership of VerifyMe securities is set forth in VerifyMe’s Annual Report on Form 10-K and VerifyMe’s Definitive Proxy Statement on Schedule 14A, as well as other information VerifyMe has or may file with the SEC from time to time. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction when they become available.

Media Contact

Company: OpenWorld Ltd.

Email: OpenWorld@gashalter.com

Company: VerifyMe, Inc.

Email: IR@verifyme.com